

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 5, 2009

David L. Warnock
Chief Executive Officer
Camden Learning Corporation
500 East Pratt Street, Suite 1200
Baltimore, MD 21202

> **RE:** **Camden Learning Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 28, 2009**
> **File No. 000-52919**

Dear Mr. Warnock:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers about the Proposals, page 1

How is Management of Camden Voting, page 13

1.   We note that Camden Learning, LLC, Donald Hughes, and David Warnock each filed a Form 4 on September 28, 2009, which disclosed the purchase of 12,600 warrants on September 24, 2009. Please revise here and throughout your prospectus to update your disclosure to account for this purchase. Also, disclose the total percentage of warrants held by your sponsor and how your sponsor intends to vote its holdings in the warrant proposal.

2.   In your response, please tell us whether or not the purchase of warrants by your sponsor on September 24, 2009 was made in accordance with Rule 10b-18 of the Securities Exchange Act of 1934.

3.   We note that Camden Learning, LLC, Donald Hughes, and David Warnock have not filed an amendment to their Schedule 13D to reflect the recent common stock and warrant purchases. While the staff recognizes that the filing obligation is that of the shareholders, not the company, we note the close affiliation among these parties. Please advise whether an amendment will be filed by the interested parties.

<u>Proposal to Be Considered by Camden Warrantholders, page 78</u>

<u>Purpose of the Redemption, page 78</u>

4.   We note that you have deleted the reference to "strategic opportunities" in response to comment 29 in our letter dated September 22, 2009. In this regard, please also revise the corresponding disclosure in the section titled "Why is Camden proposing the Warrant Redemption Proposal?" on page 5.

<u>Proposal 1 – The Merger Proposal, page 80</u>

<u>Background of the Merger, page 80</u>

5.   In the second bulleted sentence in the sixth paragraph on page 80, please correct the typographical error "lp;1consideration."

6.   We note your revised disclosure in response to comment 31 in our letter dated September 22, 2009, which related to the reason for the amendment to the Merger Agreement on August 11, 2009. Please revise to further explain <u>why</u> the Merger Agreement was amended to include the warrant redemption, including the negotiations that led to its inclusion.

<u>The Fairness Opinion, page 87</u>

7.   In reviewing the supplemental materials you provided in response to comment 33 in our letter dated September 22, 2009, we note that Signal Hill referred to a "tender offer for 0.51mm shares" by your sponsor. (See page 16 of the presentation dated August 7, 2009.) In your response letter, please provide your legal analysis as to whether the common stock purchases made by your sponsor should properly be categorized as a tender offer.

Certain Forecasts, page 91

8.   We note your inclusion of Dlorah's financial projections in response to comment 34 in our letter dated September 22, 2009. Please explain the financial metrics EBIT and free cash flow, including why Dlorah's management considers these metrics helpful to understanding its business.

Business of Camden, page 141

Opportunity for stockholder approval of business combination, page 142

9.   We note your revised disclosure in response to comment 38 in our letter dated September 22, 2009, which related to clarifying the meaning of "public stockholders." Please further revise to clarify that you will proceed with the transaction only if a majority of the shares of common stock purchased in the IPO or in the after market are voted in favor of the transaction.

Compensation of Dlorah Management, page 177

10.   In your discussion of cash incentive bonuses beginning on page 178, you state that bonuses to Dlorah's executive officers are based "primarily" on their performance against pre-determined goals (e.g., adjusted net income, adjusted gross profit, etc.). We also note that the amounts paid in 2008 are disclosed under "Bonus" rather than "Non-Equity Incentive Plan Compensation." Please advise whether Dlorah's management viewed the determination of amounts paid as discretionary versus determined pursuant to a pre-existing formula. If the latter, please revise to disclose the quantitative performance targets and threshold levels that had to be reached for payment to each named executive officer.

Beneficial Ownership of Camden Securities, page 200

11.   Since your warrant holders will be voting together as a separate class, please revise to create a new section to disclose the beneficial ownership information required by Item 403 of Regulation S-K with respect to the warrants.

*   *   *   *

       Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

David L. Warnock
Camden Learning Corporation
October 5, 2009
Page 4

Please contact Jay Knight, Staff Attorney, at (202) 551-3370, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: via facsimile at (212) 370-7889
        Adam Mimeles
        (Ellenoff Grossman & Schole LLP)